Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196886

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 7 DATED JULY 1, 2015
TO THE PROSPECTUS DATED MARCH 27, 2015

This supplement No. 7 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 7 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of June 30, 2015;
•the status of our offering;
•the status of our share repurchase plan;
•the addition of a new member to our board of directors; and
•the recent share pricing information.
Components of NAV
The following table provides a breakdown of the major components of our share price as of June 30, 2015:

	June 30, 2015
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares
Real estate investments (1)	$368,963,000	$392,663,000	$74,443,000	$37,669,000	$54,619,000
Debt	(154,085,000)	(163,983,000)	(31,088,000)	(15,731,000)	(22,810,000)
Other assets and liabilities, net	35,160,000	37,419,000	7,093,000	3,589,000	5,205,000
Estimated enterprise value premium	None Assumed	None Assumed	None Assumed	None Assumed	None Assumed
NAV	$250,038,000	$266,099,000	$50,448,000	$25,527,000	$37,014,000
Number of outstanding shares	23,240,204	24,680,976	4,677,000	2,365,745	3,433,997
NAV per share	$10.76	$10.78	$10.79	$10.79	$10.78

(1)	The value of our real estate investments was greater than the historical cost by approximately 1.3% as of June 30, 2015.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of June 30, 2015:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	6.53%	6.44%	6.67%	6.48%	7.50%	6.58%
Discount rate/internal rate of return (IRR)	7.93	7.18	7.66	7.25	8.64	7.52
Annual market rent growth rate	2.90	3.06	3.18	3.22	3.65	3.13
Holding period (years)	10.00	10.00	10.00	10.00	24.14	10.60

(1)	Other includes South Beach Parking Garage, which is subject to a ground lease. It's appraisal incorporates discounted cash flows over the remaining term of the ground lease.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, an increase in the weighted-average discount rate/internal rate of return (IRR) used as of June 30, 2015 of 0.25% would yield a decrease in our total real estate investment value of 1.6% and our NAV per share class would have been $10.50, $10.53, $10.53, $10.53 and $10.53 for Class A, Class M, Class A-I, Class M-I and Class D, respectively.

Status of the Offering
We commenced our follow-on public offering of up to $2,700,000,000 in shares of common stock on January 16, 2015, of which $2,400,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of June 30, 2015, we have received aggregate gross proceeds of approximately $118,813,000 including $73,378,000 from the sale of 6,777,716 Class A shares, $21,631,000 from the sale of 2,007,197 Class M shares, $6,504,000 from the sale of 601,932 Class A-I shares and $17,300,000 from the sale of 1,600,966 Class M-I shares pursuant to our primary offering. As of June 30, 2015, there were $2,281,187,000 in shares of our common stock in our primary offering available for sale. As of June 30, 2015, we have received approximately $4,503,000 pursuant to our distribution reinvestment plan, including $3,035,000 from the sale of 283,245 Class A shares, $978,000 from the sale of 91,010 Class M shares, $170,000 from the sale of 15,838 Class A-I shares and $320,000 from the sale of 29,728 Class M-I shares. As of June 30, 2015, there were $295,497,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an externally managed, non-listed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we have raised a total of $487,228,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan.  As of June 30, 2015, our total Company NAV across all share classes was $629,126,000.
Share Repurchase Plan Status
During the quarter ended June 30, 2015, we redeemed 421,365 shares for a total of $4,548,865 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from July 1, 2015 through September 30, 2015 are limited to approximately $31,456,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter. During the second quarter of 2015 our Total Company NAV exceeded $600,000,000. Accordingly, our share repurchases are no longer limited to 25% of our gross offering proceeds.
Board of Directors
At the annual meeting of stockholders held on June 16, 2015, R. Martel Day was elected to our board of directors. He replaced Thomas F. McDevitt. The following is a brief description of R. Martel Day's experience:

R. Martel Day has served as one of our directors since July 2015. Mr. Day has nearly 30 years of experience in the direct investment industry and is the founder and principal of NLR Advisory Services, a firm that works with direct investment sponsors to realize their potential for success. Prior to that, Mr. Day was a primary part of RAIT Financial Trust's (RAIT) move into the non-listed REIT industry. While at RAIT, he served as Chief Executive Officer and Manager of Independence Realty Securities, LLC; President and Manager of Independence Realty Advisor, LLC; Executive Vice President of Independence Realty Trust, Inc.; President and Manager of Independence Mortgage Advisor, LLC; Executive Vice President of Independence Mortgage Trust, Inc.; and Executive Vice President and Manager of Independence Mortgage Fund Manager, LLC, all wholly owned subsidiaries of RAIT. Prior to joining RAIT, Mr. Day had an extensive career with the Inland Group of Companies (Inland). He joined Inland in 1984 as a Regional Representative. During his 25 years with Inland he served as Regional Vice President; Senior Vice President National Sales and Marketing; and Executive Vice President -Director of Business Development. He also serves as a member of the board of directors of Inland Bancorp, Inc. Mr. Day is a member of the board of directors and past Chairman of the Investment Program Association (IPA), an industry association that advocates the importance of direct investments in a diversified portfolio. He is also a member of the board of directors of SFA Holdings, Inc. and the Wildermuth Endowment Strategy Fund, where he is also a member of the audit committee. Mr. Day holds General Securities Principal and General Securities licenses with the Financial Industry Regulatory Authority (FINRA). Mr. Day holds a B.S. in engineering from The Georgia Institute of Technology.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from June 1 to June 30, 2015, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
June 1, 2015	$10.82	$10.86	$10.86	$10.87	$10.86
June 2, 2015	$10.83	$10.86	$10.86	$10.87	$10.86
June 3, 2015	$10.83	$10.86	$10.87	$10.87	$10.86
June 4, 2015	$10.83	$10.86	$10.87	$10.87	$10.86
June 5, 2015	$10.83	$10.86	$10.87	$10.88	$10.87
June 8, 2015	$10.83	$10.87	$10.87	$10.88	$10.87
June 9, 2015	$10.84	$10.87	$10.88	$10.89	$10.87
June 10, 2015	$10.84	$10.87	$10.88	$10.89	$10.88
June 11, 2015	$10.84	$10.87	$10.88	$10.89	$10.88
June 12, 2015	$10.84	$10.87	$10.88	$10.89	$10.88
June 15, 2015	$10.84	$10.88	$10.88	$10.89	$10.88
June 16, 2015	$10.84	$10.88	$10.88	$10.89	$10.88
June 17, 2015	$10.84	$10.88	$10.88	$10.89	$10.88
June 18, 2015	$10.84	$10.88	$10.89	$10.89	$10.88
June 19, 2015	$10.84	$10.88	$10.88	$10.89	$10.88
June 22, 2015	$10.84	$10.88	$10.89	$10.90	$10.88
June 23, 2015	$10.84	$10.88	$10.89	$10.90	$10.89
June 24, 2015	$10.84	$10.88	$10.89	$10.90	$10.89
June 25, 2015	$10.85	$10.89	$10.89	$10.90	$10.89
June 26, 2015	$10.85	$10.89	$10.89	$10.91	$10.89
June 29, 2015	$10.85	$10.89	$10.90	$10.91	$10.90
June 30, 2015 (2)	$10.76	$10.78	$10.79	$10.79	$10.78

(1) Shares of Class D common stock are currently being offered pursuant to a private placement offering.
(2) On May 5, 2015, our board of directors approved a gross dividend for the second quarter of 2015 of $0.12 per share to stockholders of record as of June 29, 2015. The decrease in share price on June 30, 2015 reflects the accrual of this cash distribution.
Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each publicly offered share class is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.